SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                               05 January 2005


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 04 January 2005 re: 'Blocklisting Interim Review'



                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To:     Listing Applications
        UK Listing Authority
        Financial Services Authority
        25, The North Colonnade
        Canary Wharf
        London, E14 5HS

               Please ensure the entries on this return are typed


1. Name of company

Lloyds TSB Group plc

2. Name of scheme

Lloyds TSB Group Shareplan

3. Period of return:

From       1st July 2004                             To     31st December 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

434,353 ordinary shares of 25p each



5. Number of shares issued / allotted under scheme during period:

Nil

6. Balance under scheme not yet issued / allotted at end of period

434,353

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

Ordinary shares of 25p each     Blocklisted on

1,100,000                       20th June 2003

440,000                         22nd September 2003

440,000                         20th October 2003

440,000                         20th November 2003

440,000                         22nd December 2003

440,000                         20th January 2004

440,000                         22nd March 2004

440,000                         20th April 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,596,397,111



Contact for queries

Name              Deborah Saunders

Address           Lloyds TSB Group plc, 25 Gresham Street, London, EC2V 7HN

Telephone         020 7356 2014

Person making the return

Name              Deborah Saunders

Position          Senior Assistant Secretary

Signature



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.




                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To:     Listing Applications
        UK Listing Authority
        Financial Services Authority
        25, The North Colonnade
        Canary Wharf
        London, E14 5HS

               Please ensure the entries on this return are typed


1. Name of company

Lloyds TSB Group plc

2. Name of scheme

Lloyds Bank senior executives' overseas share option scheme 1987

3. Period of return:

From       1st July 2004                             To     31st December 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

35,152 ordinary shares of 25p each

5. Number of shares issued / allotted under scheme during period:

Nil

6. Balance under scheme not yet issued / allotted at end of period

35,152

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

450,418 ordinary shares of 25p each blocklisted on 19th January 1996.

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,596,397,111



Contact for queries

Name              Deborah Saunders

Address           Lloyds TSB Group plc, 25 Gresham Street, London, EC2V 7HN

Telephone         020 7356 2014

Person making the return

Name              Deborah Saunders

Position          Senior Assistant Secretary

Signature



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To:     Listing Applications
        UK Listing Authority
        Financial Services Authority
        25, The North Colonnade
        Canary Wharf
        London, E14 5HS

               Please ensure the entries on this return are typed


1. Name of company

Lloyds TSB Group plc

2. Name of scheme

Lloyds Bank senior executives' UK share option scheme 1987

3. Period of return:

From       1st July 2004                             To     31st December 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

50,911 ordinary shares of 25p each as at 1st July plus 20,000 shares blocklisted since then (see 7 below)

5. Number of shares issued / allotted under scheme during period:

29,744

6. Balance under scheme not yet issued / allotted at end of period

41,167

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

10,429,833 and 20,000 ordinary shares of 25p each blocklisted on 19th January 1996 and 3rd August 2004, respectively.

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,596,397,111


Contact for queries

Name              Deborah Saunders

Address           Lloyds TSB Group plc, 25 Gresham Street, London, EC2V 7HN

Telephone         020 7356 2014

Person making the return

Name              Deborah Saunders

Position          Senior Assistant Secretary

Signature



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To:     Listing Applications
        UK Listing Authority
        Financial Services Authority
        25, The North Colonnade
        Canary Wharf
        London, E14 5HS

               Please ensure the entries on this return are typed


1. Name of company

Lloyds TSB Group plc

2. Name of scheme

Lloyds TSB Group executive share option scheme

3. Period of return:

From       1st July 2004                             To     31st December 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

433,629 ordinary shares of 25p each

5. Number of shares issued / allotted under scheme during period:

11,348

6. Balance under scheme not yet issued / allotted at end of period

422,281

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

4,000,000 and 1,895,000 ordinary shares of 25p each blocklisted on 10th April 1995 and 6th August 1997, respectively.

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,596,397,111



Contact for queries

Name              Deborah Saunders

Address           Lloyds TSB Group plc, 25 Gresham Street, London, EC2V 7HN

Telephone         020 7356 2014

Person making the return

Name              Deborah Saunders

Position          Senior Assistant Secretary

Signature



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To:     Listing Applications
        UK Listing Authority
        Financial Services Authority
        25, The North Colonnade
        Canary Wharf
        London, E14 5HS

               Please ensure the entries on this return are typed


1. Name of company

Lloyds TSB Group plc

2. Name of scheme

Lloyds TSB Group plc senior executives' share option scheme 1996

3. Period of return:

From       1st July 2004                             To     31st December 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

1,229,000 ordinary shares of 25p each

5. Number of shares issued / allotted under scheme during period:

nil

6. Balance under scheme not yet issued / allotted at end of period

1,229,000

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

3,003,000 ordinary shares of 25p each blocklisted on 6th August 1997.

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,596,397,111


Contact for queries

Name              Deborah Saunders

Address           Lloyds TSB Group plc, 25 Gresham Street, London, EC2V 7HN

Telephone         020 7356 2014

Person making the return

Name              Deborah Saunders

Position          Senior Assistant Secretary

Signature



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To:     Listing Applications
        UK Listing Authority
        Financial Services Authority
        25, The North Colonnade
        Canary Wharf
        London, E14 5HS

               Please ensure the entries on this return are typed


1. Name of company

Lloyds TSB Group plc

2. Name of scheme

Lloyds TSB Group No. 1 executive share option scheme 1997

3. Period of return:

From       1st July 2004                             To     31st December 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

1,382,960 ordinary shares of 25p each

5. Number of shares issued / allotted under scheme during period:

nil

6. Balance under scheme not yet issued / allotted at end of period

1,382,960

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

500,000 and 900,000 ordinary shares of 25p each blocklisted on 30th June 1998 and 11th June 2001, respectively.

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,596,397,111



Contact for queries

Name              Deborah Saunders

Address           Lloyds TSB Group plc, 25 Gresham Street, London, EC2V 7HN

Telephone         020 7356 2014

Person making the return

Name              Deborah Saunders

Position          Senior Assistant Secretary

Signature



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To:     Listing Applications
        UK Listing Authority
        Financial Services Authority
        25, The North Colonnade
        Canary Wharf
        London, E14 5HS

               Please ensure the entries on this return are typed


1. Name of company

Lloyds TSB Group plc

2. Name of scheme

Lloyds TSB Group No. 2 executive share option scheme 1997

3. Period of return:

From       1st July 2004                             To     31st December 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

7,676,182 ordinary shares of 25p each

5. Number of shares issued / allotted under scheme during period:

nil

6. Balance under scheme not yet issued / allotted at end of period

7,676,182

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1,800,000 and 6,000,000 ordinary shares of 25p each blocklisted on 30th June 1998 and 11th June 2001, respectively.

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,596,397,111



Contact for queries

Name              Deborah Saunders

Address           Lloyds TSB Group plc, 25 Gresham Street, London, EC2V 7HN

Telephone         020 7356 2014

Person making the return

Name              Deborah Saunders

Position          Senior Assistant Secretary

Signature



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To:     Listing Applications
        UK Listing Authority
        Financial Services Authority
        25, The North Colonnade
        Canary Wharf
        London, E14 5HS

               Please ensure the entries on this return are typed


1. Name of company

Lloyds TSB Group plc

2. Name of scheme

Lloyds TSB Group staff sharesave scheme

3. Period of return:

From       1st July 2004                             To     31st December 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

5,734,026 ordinary shares of 25p each

5. Number of shares issued / allotted under scheme during period:

241,649

6. Balance under scheme not yet issued / allotted at end of period

5,492,377

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

75,000,000 ordinary shares of 25p each blocklisted on 6th August 1997.

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,596,397,111


Contact for queries

Name              Deborah Saunders

Address           Lloyds TSB Group plc, 25 Gresham Street, London, EC2V 7HN

Telephone         020 7356 2014

Person making the return

Name              Deborah Saunders

Position          Senior Assistant Secretary

Signature



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To:     Listing Applications
        UK Listing Authority
        Financial Services Authority
        25, The North Colonnade
        Canary Wharf
        London, E14 5HS

               Please ensure the entries on this return are typed


1. Name of company

Lloyds TSB Group plc

2. Name of scheme

Lloyds TSB Group sharesave scheme 1997

3. Period of return:

From       1st July 2004                             To     31st December 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

36,093,198 ordinary shares of 25p each

5. Number of shares issued / allotted under scheme during period:

258,659

6. Balance under scheme not yet issued / allotted at end of period

35,834,539

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

13,890,874 and 50,000,000 ordinary shares of 25p each blocklisted on 10th December 1997 and 11th June 2001, respectively.

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,596,397,111


Contact for queries

Name              Deborah Saunders

Address           Lloyds TSB Group plc, 25 Gresham Street, London, EC2V 7HN

Telephone         020 7356 2014

Person making the return

Name              Deborah Saunders

Position          Senior Assistant Secretary

Signature



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To:     Listing Applications
        UK Listing Authority
        Financial Services Authority
        25, The North Colonnade
        Canary Wharf
        London, E14 5HS

               Please ensure the entries on this return are typed


1. Name of company

Lloyds TSB Group plc

2. Name of scheme

Lloyds Bank staff savings-related share option scheme 1990

3. Period of return:

From       1st July 2004                             To     31st December 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

11,819,484 ordinary shares of 25p each

5. Number of shares issued / allotted under scheme during period:

Nil

6. Balance under scheme not yet issued / allotted at end of period

11,819,484

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

116,515,105 ordinary shares of 25p each blocklisted on 19th January 1996.

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,596,397,111



Contact for queries

Name              Deborah Saunders

Address           Lloyds TSB Group plc, 25 Gresham Street, London, EC2V 7HN

Telephone         020 7356 2014

Person making the return

Name              Deborah Saunders

Position          Senior Assistant Secretary

Signature



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To:     Listing Applications
        UK Listing Authority
        Financial Services Authority
        25, The North Colonnade
        Canary Wharf
        London, E14 5HS

               Please ensure the entries on this return are typed


1. Name of company

Lloyds TSB Group plc

2. Name of scheme

Lloyds TSB Group option rollover scheme 1997

3. Period of return:

From       1st July 2004                             To     31st December 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

123,683 ordinary shares of 25p each

5. Number of shares issued / allotted under scheme during period:

nil

6. Balance under scheme not yet issued / allotted at end of period

123,683

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1,580,373 and 2,000,000 ordinary shares of 25p each blocklisted on 5th March 1997 and 30th June 1998, respectively.

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,596,397,111



Contact for queries

Name              Deborah Saunders

Address           Lloyds TSB Group plc, 25 Gresham Street, London, EC2V 7HN

Telephone         020 7356 2014


Person making the return

Name              Deborah Saunders

Position          Senior Assistant Secretary

Signature


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     05 January 2005